UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

electroCore, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28531P103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28531P103	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Joseph P. Errico
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 964,238 - See note 1 below
	6	SHARED VOTING POWER 10,822,615 - See note 2 below
	7	SOLE DISPOSITIVE POWER 964,238 - See note 1 below
	8	SHARED DISPOSITIVE POWER 10,822,615 - See note 2 below

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,786,853 - See notes 1 and 2 below
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 39.3% - See notes 1 and 2 below
12	TYPE OF REPORTING PERSON IN (Individual)

1.	Reflects the sale of 50,000 shares of common stock pursuant to the Mr. Errico’s written trading plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, in January 2019.
2.

Reflects the distribution of an aggregate of 1,232,056 shares of common stock in a pro rata distribution to three members of Core Ventures II, LLC that are not affiliates of electroCore, Inc. in January 2019.

CUSIP No. 28531P103	SCHEDULE 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Thomas Errico
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 447,720
	6	SHARED VOTING POWER 10,892,059 - See note 1 below
	7	SOLE DISPOSITIVE POWER 447,720
	8	SHARED DISPOSITIVE POWER 10,892,059 - See note 1 below

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,339,779 - See note 1 below
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.1% - See note 1 below
12	TYPE OF REPORTING PERSON IN (Individual)

1.

Reflects the distribution of an aggregate of 1,232,056 shares of common stock in a pro rata distribution to three members of Core Ventures II, LLC that are not affiliates of electroCore, Inc. in January 2019.

CUSIP No. 28531P103	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Core Ventures II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,689,844 - See note 1 below
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,689,844 - See note 1 below
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,689,844 - See note 1 below
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.5% - See note 1 below
12	TYPE OF REPORTING PERSON OO (Other - Limited Liability Company)

1.

Reflects the distribution of an aggregate of 1,232,056 shares of common stock in a pro rata distribution to three members of Core Ventures II, LLC that are not affiliates of electroCore, Inc. in January 2019

CUSIP No. 28531P103	SCHEDULE 13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

electroCore, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

150 Allen Road, Suite 201, Basking Ridge, NJ 07920

Item 2(a).	Name of Person Filing:

Joseph P. Errico Thomas Errico Core Ventures II, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o electroCore, Inc., 150 Allen Road, Suite 201, Basking Ridge, NJ 07920

Item 2(c).	Citizenship or Jurisdiction of Organization:

Joseph P. Errico and Thomas Errico are citizens of the United States of America. Core Ventures II, LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

28531P103

CUSIP No. 28531P103	SCHEDULE 13G	Page 6 of 9 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 28531P103	SCHEDULE 13G	Page 7 of 9 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

Joseph P. Errico and Thomas Errico are each affiliated with Core Ventures II, LLC and may each be deemed to have beneficial ownership of shares held by Core Ventures II, LLC.

See pages 2 through 4 for amount beneficially owned by the reporting persons.

(b)	Percent of class:

See pages 2 through 4 for amount beneficially owned by the reporting persons.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See pages 2 through 4 for amount beneficially owned by the reporting persons.

(ii)	Shared power to vote or to direct the vote: See pages 2 through 4 for amount beneficially owned by the reporting persons.

(iii)	Sole power to dispose or to direct the disposition of: See pages 2 through 4 for amount beneficially owned by the reporting persons.

(iv)	Shared power to dispose or to direct the disposition of: See pages 2 through 4 for amount beneficially owned by the reporting persons.

CUSIP No. 28531P103	SCHEDULE 13G	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 28531P103	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

/s/ Joseph P. Errico
Name: Joseph P. Errico

/s/ Thomas Errico
Name: Thomas Errico CORE VENTURES II, LLC

/s/ Joseph P. Errico
By: Joseph P. Errico Title: Managing Director